As filed with the Securities and Exchange Commission on August 25, 1999.
                                                      Registration No. 333-83937
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 Amendment No. 1

                                       To

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                ----------------

                              AUDIO BOOK CLUB, INC.
             (Exact name of registrant as specified in its charter)

                                 ---------------

    Florida          2295 Corporate Blvd., N.W. - Suite 222         65-0429858
(State or other               Boca Raton, FL 33431                (IRS employer
jurisdiction of                  (561) 241-1426                   identification
incorporation or         (Address, including zip code, and            number)
 organization)         telephone number, including area code,
                    of registrant's principal executive offices)

                               ------------------

                                 Norton Herrick
                           Co-Chief Executive Officer
                              Audio Book Club, Inc.
                     2295 Corporate Blvd., N.W. - Suite 222
                              Boca Raton, FL 33431
                                 (561) 241-1426
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               -------------------

                                    Copy to:

                             Robert J. Mittman, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                            Telephone: (212) 885-5000
                            Facsimile: (212) 885-5001

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____ If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_| _____

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                          Proposed     Proposed
                                          Maximum       Maximum
Title of each              Amount         Offering     Aggregate    Amount of
Class of Securities        to be         Price Per     Offering    Registration
to be Registered        Registered(1)    Security(2)    Price(2)       Fee
--------------------------------------------------------------------------------
Common stock, no par
value per share         1,899,940(3)       $11.53     $21,906,308    $6,089.95
--------------------------------------------------------------------------------
Common stock, no par
value per share         1,258,427(3)(4)    $11.53     $14,509,663           (*)
--------------------------------------------------------------------------------
Previously paid..................................................... $4,586.77
--------------------------------------------------------------------------------
  Amount Due........................................................ $1,503.18
================================================================================

(1) Includes 1,290,000 shares of common stock which are currently outstanding, 134,940 shares of common stock issuable upon exercise of outstanding options and warrants and 475,000 shares of common stock issuable upon exercise of warrants which the Company may be obligated to issue. All of the shares of common stock being registered hereby are being offered for the accounts of selling shareholders who acquired such shares or options or warrants to acquire shares in private transactions. No other shares of the registrant's common stock are being registered pursuant to this offering.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based upon the average of the high and low sales prices of the common stock as reported on the American Stock Exchange on August 23, 1999.

(3) Pursuant to Rule 416 of the Securities Act, there are also being registered hereunder additional shares as may be issued to the selling shareholders because of any future stock dividends, stock distributions, stock splits, similar capital readjustments or other anti-dilution adjustments.

(4) Represents shares issuable upon conversion of convertible promissory notes, including an indeterminable number of shares which may be issued by the Company as payment of interest on the notes.

(*) Pursuant to Rule 429 under the Securities Act, this Registration Statement relates to the Registration Statement on Form S-3 (File No. 333-74413), as amended. A filing fee of $3,519.42 was previously paid with respect to the 1,258,427 shares of common stock issuable upon conversion of a convertible promissory note.

                                ----------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                              AUDIO BOOK CLUB, INC.

                        3,158,367 Shares of Common Stock

     This prospectus relates to an offering by selling shareholders of an aggregate of up to 3,158,367 shares of the common stock of Audio Book Club, Inc. All of the 3,158,367 shares of common stock are being offered for resale by the selling shareholders pursuant to this prospectus.

     The common stock may be offered from time to time by the selling shareholders through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the "Plan of Distribution." Audio Book Club will not receive any of the proceeds from the sale of common stock by the selling shareholders.

     The common stock is traded on the American Stock Exchange under the symbol "KLB". On August 23, 1999, the closing sale price of the common stock as reported by the American Stock Exchange was $11.38.

                                ----------------

     An investment in the common stock is speculative and involves a high degree of risk. See "Risk Factors" beginning on Page 5.

                                ----------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is August 25, 1999.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by Audio Book Club with the Securities and Exchange Commission are incorporated herein by reference and shall be deemed a part of this prospectus:

     (a)  Current Report on Form 8-K for the event dated December 14, 1998;

     (b) Current Report on Form 8-K/A (Amendment No. 1) for the event dated December 14, 1998;

     (c)  Current Report on Form 8-K for the event dated December 31, 1998;

     (d) Current Report on Form 8-K/A (Amendment No. 1) for the event dated December 31, 1998;

     (e) Current Report on Form 8-K/A (Amendment No. 2) for the event dated December 31, 1998;

     (f) Current Report on Form 8-K/A (Amendment No. 3) for the event dated December 31, 1998;

     (g)  Current report on Form 8-K for the event dated April 23, 1999;

     (h)  Annual  Report on Form 10-KSB for the fiscal year ended  December  31,
          1998;

     (i)  Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999;

     (j)  Current Report on Form 8-K for the event dated June 15, 1999;

     (k) Current Report on Form 8-K/A (Amendment No. 1) for the event dated June 15, 1999;

     (l)  Current Report on Form 8-K for the event dated July 2, 1999;

     (m) Current Report on Form 8-K/A (Amendment No. 2) for the event dated June 15, 1999;

     (n)  Quarterly  Report on Form 10-QSB for the quarter  ended June 30, 1999;
          and

     (o) The description of our common stock contained in our Registration Statement on Form 8-A declared effective October 22, 1997, together with any amendment or report filed with the SEC for the purpose of updating the description.

     All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and before the termination of the offering of the securities hereby shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus on the date of filing of the documents. Any statement incorporated in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the registration statement of which it is a part.

     This prospectus incorporates documents by reference with respect to Audio Book Club that are not presented herein or delivered herewith. These documents are available without charge to any person, including any beneficial owner of our securities, to whom this prospectus is delivered, upon written or oral request to Mr. John Levy, Audio Book Club, Inc., 20 Community Place, Morristown, New Jersey 07960, telephone: (973) 539-9528.

     Audio Book Club is subject to the informational requirements of the Exchange Act. We file reports, proxy statements and other information with the SEC. These reports and other information can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our electronic filings made through the SEC's electronic data gathering, analysis and retrieval system are publicly available through the SEC's worldwide web site (http://www.sec.gov).

                                   THE COMPANY

     Audio Book Club, Inc. is the nation's largest membership club-based direct marketer of audiobooks. Our membership club is modeled after the "negative option" formula developed by the Book-of-the-Month Club. Each member of our membership club is offered a limited number of audiobooks at a low introductory discounted price and, in return, commits to purchase a minimum number of additional audiobooks over a specified period of time at regular club prices.

     Since commencing operations in 1994, we have invested heavily in our membership recruitment programs to establish and expand our membership base. The recruitment programs have consisted primarily of direct targeted mailings of new member solicitation packages, marketing on the Internet and media advertising.

     We have aggressively pursued marketing opportunities on the Internet by entering into advertising arrangements with respect to audiobooks with various Internet companies including Microsoft Corporation, for its MSNBC web site, MSN.com portal, hot mail and webTV services and link exchange property; Broadcast.com, Inc.; and mail.com. We have established an Internet web site that offers visitors the opportunity to become club members, and offers club members the opportunity to execute transactions online, search our database of tens of thousands of titles and sample thousands of audiobook selections. In December 1998 and June 1999, we also completed the several acquisitions discussed below which has resulted in our Audio Book Club total member file increasing to over
1.6 million and our total customer base, including our member file, exceeding 2 million names.

     We are seeking to expand our Internet presence and to take advantage of the high volume of traffic that the Audio Book Club web site receives through the creation of a media portal web site. We are currently designing our media portal site to be a fully-integrated web site providing a variety of content and e-commerce opportunities to visitors and customers alike. The site will enable users to click through to our other web sites, to join Audio Book Club, to purchase a variety of products from several different retail categories and to experience the wealth of content that will be featured on the site in both audio and video formats.

     Our Radio Group produces, broadcasts, syndicates, sells and licenses popular "classic" and old- time radio and video programs, including vintage comedy, mystery, detective, adventure and suspense programs, and produces and syndicates three national old-time radio programs broadcast on over 500 radio stations per week with a cumulative audience of approximately 3,000,000 per week. On many of its radio affiliates, it is the dominant number one listened to program in its time slot. Our Radio Group has compiled a mailing list of over 450,000 names of buyers and prospective buyers of old-time radio audiocassettes, compact discs and video cassettes.

     Our principal executive offices are located at 2295 Corporate Boulevard., N.W., Suite 222, Boca Raton, Florida 33431 and our telephone number is (561) 241-1426. We also have offices located at 20 Community Place, Morristown, New Jersey 07960. The Audio Book Club network of websites includes www.audiobookclub.com; www.mediabay.com, our media portal site; www.audiobook.com, a retail audiobook site; radiospirits.com, our old-time radio site; and www.videoyesteryear.com, our old-time video site.

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors before purchasing any shares of the common stock offered hereby by the selling shareholders.

     We have historically experienced significant losses.

     Since our inception, we have incurred significant losses, including losses of $6,242,491 during the year ended December 31, 1996, $4,921,000 during the year ended December 31, 1997, $6,985,000 during the year ended December 31, 1998 and $2,589,000 for the six months ended June 30, 1999. We had an accumulated deficit of $26,048,000 at June 30, 1999.

     We have outstanding indebtedness which requires us to make timely principal and interest payments.

     We have outstanding indebtedness which is substantial in relation to our shareholders' equity, as well as interest and debt service requirements which are significant compared to our cash flow from operations. As of March 31, 1999, we have approximately $44 million of indebtedness outstanding, which is substantial in relation to our total capitalization. In addition, after March 31, 1999, we increased our outstanding borrowings under our credit agreement by $6 million. Our outstanding indebtedness requires us to make timely interest payments and principal payments. If we do not generate sufficient cash flow from operations or obtain other sources of funds to finance these payments, we may default on our obligations under our indebtedness. Moreover, since our borrowings under the credit agreement are at variable interest rates, we are subject to the risk of paying higher rates on advances under the credit agreement.

     A default under our outstanding indebtedness could have a material adverse effect on our business, including foreclosure by the lenders on our assets.

     Upon the occurrence of an event of default under the credit agreement or the senior subordinated note, our indebtedness thereunder could become immediately due and payable and the lenders under the credit agreement and/or note could foreclose on our assets. All of our assets and the assets and capital stock of our subsidiaries are pledged to the lenders under the credit agreement, and assets of Classic Radio Holding Corp. and Classic Radio Acquisition Corp. are pledged to the lender under the note.

     Our loan agreements contain restrictive covenants which could limit our ability to implement our business plan.

     The terms of our loan agreements with our creditors could limit our ability to implement our business strategy. In addition to substantially prohibiting us from incurring additional indebtedness, our loan agreements limit or prohibit us from:

     o    declaring or paying cash dividends;

     o    merging or consolidating with another corporation;

     o    selling all or substantially all of our assets; or

     o    materially changing the nature of our business.

     Our business would likely be harmed if we are unable to successfully integrate our recently acquired business.

     We have expanded our operations through internal growth and acquisitions, which has placed and is expected to continue to place a significant strain on our management, administrative, operational, financial and other resources. We are dependent upon the services of key personnel acquired in these transactions. We cannot assure you that we will be able to successfully integrate these businesses into our operations or that we will be able to retain key personnel acquired in these transactions. We will likely be materially adversely affected if we are unable to successfully integrate acquired businesses and personnel into our operations.

     The amortization of the goodwill from our recent acquisitions will adversely impact our future operating results.

     As a result of our recent acquisitions, we are required to amortize the excess of costs over net assets and other intangibles acquired, an aggregate of approximately $64.1 million, over periods of up to 20 years. Although this amortization does not have an effect on our available funds, it will be treated as an operating expense that will reduce our reported earnings or increase reported losses. Future acquisitions could result in additional amortization expenses resulting from additional goodwill and other intangibles acquired which would reduce future earnings or increase future losses, as the case may be.

     We may not be able to meet our obligations to repurchase shares of our common stock if the holders of put rights exercise their rights in the future.

     We may not have the necessary funds to meet any obligations to repurchase stock pursuant to puts we have granted. In connection with our recent acquisitions, we granted the sellers the option to sell back to us up to an aggregate of 675,000 shares of our common stock issued to the sellers in connection with the acquisitions. Although the sellers' put options have terminated as to 320,000 of the shares, the sellers outstanding put options require us to purchase from them shares of our common stock, unless the put rights are terminated as a result of our common stock satisfying specified price targets and trading volume requirements, as follows:

     o 25,000 shares at a price of $7.00 per share beginning on December 31, 2000;

     o 25,000 shares at a price of $12.00 per share beginning on December 31, 2001;

     o 25,000 shares at a price of $14.00 per share beginning on December 31, 2003;

     o up to 230,000 shares at a price of $15.00 beginning on December 31, 2004; and

     o 50,000 shares at a price of $15.00 per share beginning on December 31, 2005.

Of these shares, 125,000 shares are pledged to us until December 1999 as collateral to secure the sellers' indemnification in the event we suffer an indemnifiable loss. If we suffer a loss and retain any of these shares as indemnification for the loss, the put obligation will terminate as to the shares we retain.

As of the date of this prospectus, the market value of our common stock was below the guaranteed market prices for most of the remaining put obligations. The market price of our common stock may not exceed the guaranteed market prices at the time that the puts are exercisable and the puts may not terminate.

     Our member recruitment strategy is subject to many risks which, if not successfully addressed, could result in increased member acquisition costs.

     If our direct mail and other marketing strategies are not successful, our per member acquisition costs may increase and we may not be able to significantly increase our membership base. The success of direct mail campaigns is subject to a high degree of risk and uncertainties, including the ability to target the type of persons which we believe are likely to join Audio Book Club. We use a variety of modeling and list analysis procedures and techniques as part of our efforts to efficiently target our direct mail campaigns and we intend to increase the number of prospective members to which member solicitation packages will be mailed.

     Because the market for audiobooks is still evolving and is a niche market, it is not certain that the market will continue to grow.

     It is possible that the market for audiobooks may not continue to grow at the current rate or growth trends may reverse. The audiobook market has expanded rapidly, is still evolving and is currently a niche market. The sale of audiobooks through mail order clubs is an emerging retail concept. As is typically the case for products in an evolving industry, the ultimate level of demand and market acceptance for audiobooks is subject to a high degree of uncertainty. A decline in the popularity of audiobooks could adversely affect our business and prospects.

     Failure to respond to factors affecting our business could result in lost sales opportunities or excess inventory from the inability to sell selected titles.

     Our success is largely dependent upon our ability to anticipate and respond to these and other factors affecting the industry, such as economic factors affecting discretionary consumer spending, changes in consumer demographics and the availability of other forms of entertainment. Failure to respond to factors affecting the audiobook industry in a timely manner could result in lost sales opportunities or excess inventory from the inability to sell selected titles. The audiobook market is characterized by continuous introductions of new titles and is subject to changing consumer preferences, which may adversely affect our ability to plan for catalog offerings, anticipate order lead time and accurately assess inventory requirements. While we evaluate many factors to anticipate the popularity and life cycle of selected titles, the ultimate level of demand for specific audiobook titles is subject to a high level of uncertainty. Moreover, sales of a specific audiobook title typically decline rapidly after the first few months following release. Any unanticipated decline in popularity of selected titles could result in excess inventory or require us to sell this inventory at a reduced price.

     Interruption of our supply of audiobooks could result in increased product costs or loss of sales opportunities.

     Our failure to obtain the rights to audiobook libraries or selected audiobook titles, on commercially reasonable terms, or at all, could result in increased product costs or loss of sales opportunities. Many of our license agreements with audiobook publishers are short-term, non-exclusive agreements, typically one or two years in length. A portion of our agreements expire over the next several months, unless renewed. Our success is dependent upon our ability to renew existing license and supply arrangements with respect to audiobook publishers' libraries and to enter into additional arrangements for the supply of new audiobook titles. In addition, we currently enjoy a cost advantage over traditional retailers of audiobooks. If audiobook publishers were to change their policies, our cost advantage could be adversely impaired.

     Our operations could be interrupted if our third-party service providers fail to perform their services.

     We engage third-party service providers to perform processing, billing and data processing services, and warehousing and distribution services. We are dependent upon these third parties to process and deliver orders on a timely basis, and provide friendly, efficient customer service and timely process and collect and accurately report customer payments to avoid delays in collection. Failure by our service providers to perform their services in accordance with our requirements could result in adverse member perception of Audio Book Club or delay collections of receivables, either of which could have a material adverse effect on Audio Book Club. The unavailability or interruption of services from these providers would result in a material interruption of our operations.

     If we incur system interruptions which affect customers' and potential customers' ability to access our web sites, we could be harmed by adverse consumer perception and lost sales opportunities.

     We anticipate that new member and other revenues will become partially dependent on the number of visitors who join as members from and who shop on our web sites. Accordingly, any system interruptions that result in the inability of customers or potential customers to access our web sites could adversely affect consumer perception of our membership clubs and web sites or affect or ability to conduct business over the Internet. Our business strategy includes expanding our Internet web sites and increasing Internet and online computer service advertising. Accordingly, the satisfactory performance, reliability and availability of our web sites, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract visitors to our web sites and maintain adequate customer service levels.

     An increased rate of member loss could adversely affect our revenues and operating results.

     Any significant increase in member attrition could have a material adverse effect on our revenues and operating results. Although we provide various incentives for members to continue in our club, once a member has satisfied his or her commitment to purchase four audiobooks at regular prices, the member has no further commitment to our club. We incur significant upfront expenditures in connection with acquiring new members, including the costs associated with member recruitment advertising and mailings of member welcome packages, as well as the costs of supplying the audiobooks ordered at Audio Book Club's low introductory price, which is significantly below our cost. A member may not honor his or her commitment or membership may be terminated by us for several reasons, including failure to pay for purchases or excessive returns or cancelled orders. The member attrition rate for mail order clubs is typically high and, we believe that Audio Book Club's member attrition rate has been typical of the negative option mail order industry. We may not be able to recoup our costs associated with new members.

     Increased rate of product returns would adversely affect our operating results.

     Product returns which significantly exceed our reserves would adversely affect our operating results. At the time a member orders an audiobook, we establish a reserve for future returns based upon historical return rates and an evaluation of current return trends. Mail order clubs which offer products on a negative option basis have historically experienced high product return rates. We have recently experienced a product return rate of approximately 26%. Our policy is to accept prompt returns of damaged products and, in order to maintain favorable customer relations, we generally accept returns of unopened products.

     Because we sell products on credit, our liquidity and operating results could be adversely impacted if we are unable to collect our receivables.

     We are subject to the risks associated with selling products on credit, including delays in collection or uncollectibility of accounts receivable. Delays in collection or uncollectibility of accounts receivable could have a material adverse effect on our liquidity and working capital position and could require us to increase our allowance for doubtful accounts. Our accounts receivable have historically increased from period to period and are expected to increase as a result of the anticipated expansion of Audio Book Club's membership base. As of June 30, 1999, allowances for sales returns and doubtful accounts were $3,544,000, which we believe is currently adequate for the size and nature of our receivables.

     The  Year  2000   problems  may  result  in  decreased   sales  for  us  if
certifications we received from our service providers are inaccurate or if our customers and suppliers do not adequately address their Year 2000 concerns.

     Many currently installed computer systems and software products are coded to accept only two- digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. This year 2000 issue potentially affects all individuals and companies, including us, our customers, business partners, vendors, suppliers, service providers and the banks we utilize.

     While we believe our systems, and those of our primary service providers and vendors are year 2000 compliant, we are continuing our communications with our principal service providers and vendors to ensure that they are year 2000 compliant. We do not currently anticipate that we will incur significant operating expenses or be required to invest in computer system improvements to be Year 2000 compliant.

     We are developing contingency plans that identify alternative vendors, suppliers and service providers in the event our current vendors, suppliers or service providers suffer significant disruption as a result of year 2000 compliance failures. If third parties with whom we interact have year 2000 problems that are not remedied, the following problems could result:

     o    in the case of vendors and suppliers, in disruption of supply;

     o in the case of service providers, in the receipt of inaccurate or out-of-date data, loss of customer orders, invoices, billing and payment information and disruption in order fulfillment services;

     o in the case of banks, in the disruption of cash flow potentially resulting in liquidity stress; and

     o    in the case of customers, in their inability to place orders.

     Increases in costs of postage and shipping could reduce our net income or increase our net loss if we are unable to pass on the costs to our customers.

     Any unanticipated increase in postal rates could have an adverse effect on our operating results to the extent that we are unable to offset these increases by raising our prices or by implementing more efficient mailing, delivery and order fulfillment methods. Postage and shipping are significant expenses in the operation of our business. As is customary in the mail order industry, we pass on the costs of order fulfillment directly to the member but do not directly pass on the costs of member mailings and member solicitation packages.

     Third parties could obtain access to our member and customer databases and other proprietary information because of the limited protection for our intellectual property.

     Third parties may copy or obtain access to, and use, our member and customer databases and other proprietary know-how, ideas and concepts. In addition, the confidentiality agreements with our executive officers, employees, list managers and appropriate consultants and service suppliers may not adequately protect our trade secrets. In the event competitors independently develop or otherwise obtain access to our know-how, concepts, trade secrets or membership database, we may be adversely affected.

     Fluctuations in operating results could impact the trading price of our common stock.

     Because our operating results vary from period to period, comparisons of quarterly results may not be meaningful and should not be relied upon. Fluctuations in quarterly operating results may adversely affect the trading price of our common stock if they are below the expectations of market analysts and investors. Our operating results vary as a result of purchasing patterns of members, the timing, cost, magnitude and success of direct mail campaigns and other member recruitment advertising, member attrition, timing and popularity of new audiobook releases and product returns. Unanticipated events, including delays in securing an adequate supply of popular audiobook titles at the time of peak sales, delays in direct mailing or significant decreases in sales, particularly during peak sales periods, could result in losses during a period which would not be easily reversed before the following year.

     The loss of our key personnel would likely disrupt our operations and have a material adverse effect on our business and prospects.

     Our success is largely dependent upon the efforts of Norton Herrick, Chairman of the Board and Co-Chief Executive Officer, and Michael Herrick, Co-Chief Executive Officer and Vice Chairman of the Board. The loss of the services of either of these officers or other key personnel, despite their having entered into employment agreements would likely disrupt our operations and have a material adverse effect on our business and prospects.

     We could be harmed if affiliates which provide services to us do not continue to provide these services.

     Our business could be harmed if affiliates of ours which currently provide services to us do not continue to provide these services. We share office space with entities affiliated with our officers and have relied on entities affiliated with Norton Herrick for the provision of travel, accounting, administrative and general office services and to obtain general business insurance. Moreover, Mr. Herrick may have a conflict of interest in the allocation of his business time among Audio Book Club and of his other business ventures.

     The Herrick family has significant control over stockholder matters which impacts the ability of other stockholders to have a say in our activities.

     As of the date of this prospectus, Norton Herrick, Michael Herrick and Howard Herrick, in the aggregate, own approximately 40.6% of the actual outstanding common stock of Audio Book Club. Accordingly, they are able to direct our affairs, including electing a majority of our directors and causing an increase in our authorized capital or the dissolution, merger, or sale of Audio Book Club or substantially all of our assets.

     The market price of our common stock has experienced significant fluctuations since our initial public offering in October 1997. Our common stock is quoted on the American Stock Exchange, which market has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the common stock without regard to the operating performance. In addition, the trading price of the common stock could be subject to significant fluctuations in response to:

     o    actual or anticipated variations in our quarterly operating results;

     o    announcements by us or other industry participants;

     o    factors affecting the audiobook industry;

     o changes in national or regional economic conditions, changes in securities analysts' estimates for our competitors' or industry's future performance; and

     o    general market conditions.

The market price of our common stock could also be affected by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in the Internet and online industries.

     The exercise or conversion of outstanding options, warrants or convertible securities by the holders will result in dilution to our shareholders and could adversely affect the market price for our common stock and our ability to obtain additional equity capital.

To the extent that outstanding options and warrants are exercised, dilution to the percentage ownership of our shareholders will occur and any sales in the public market of our common stock underlying options and warrants may adversely affect prevailing market prices for our common stock. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of outstanding options and warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in the outstanding options and warrants. As of August 16, 1999, there were outstanding options, warrants and other convertible securities to purchase an aggregate of approximately 6,000,000 shares of our common stock at exercise prices ranging from $3.50 to $16.50 per share, except for options to purchase 8,000 shares which are exercisable at a price of $.10 per share.

            SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this Prospectus contain forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements relate to our future plans, objectives, expectations and intentions and may be identified by the use of the words such as believe, expect, anticipate, intend and plan and similar expressions. Factors that could contribute to these differences include those discussed in the Risk Factors section appearing elsewhere in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

                                 USE OF PROCEEDS

     We will not receive any proceeds from any sales of shares of common stock made from time to time hereunder by the selling shareholders. We have agreed to bear the expenses in connection with the registration of the common stock being offered and sold by the selling shareholders. We will receive proceeds from any exercise for cash of warrants and options made before the sale of any of the shares of common stock underlying any of the warrants and options being offered hereby. Any proceeds we receive will be added to our working capital.

                          DESCRIPTION OF CAPITAL STOCK

General

     Audio Book Club is authorized to issue 75,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value. As of August 16, 1999, there were 9,118,920 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

     The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors, and, subject to preferences that may be applicable to any preferred stock outstanding at the time, are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of liquidation or dissolution of Audio Book Club, the holders of common stock are entitled to receive all assets available for distribution to the shareholders, subject to any preferential rights of any preferred stock then outstanding. The holders of our common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered hereby upon issuance and sale will be, fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the right of the holders of any shares of preferred stock which our board of directors may designate in the future.

Preferred Stock

     Authorized but undesignated shares of preferred stock may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could adversely affect the voting power of the holders of common stock and make it more difficult for a third party to gain control of Audio Book Club prevent or substantially delay a change of control, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock.

Classified Board of Directors

     Our by-laws divide our board of directors into three classes, serving staggered three-year terms. The staggered terms of the classes of directors may make it more difficult for a third party to gain control of our board of to acquire Audio Book Club and may discourage bids for our common stock at a premium.

Transfer Agent

     The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

           SHAREHOLDERS FOR WHICH SHARES ARE BEING REGISTERED FOR SALE

     The following table sets forth information with respect to the shareholders for which shares are being registered for sale:

                                Beneficial Ownership                           Shares Beneficially          % of Shares
Shareholders for Which           of Shares of Common                           Owned Assuming the       Beneficially Owned
Shares are Being Registered    Stock, including Shares    Shares Registered    Sale of the Shares      Assuming the Sale of
for Sale                         Registered for Sale           for Sale            Registered          the Shares Registered
---------------------------    -----------------------    -----------------    -------------------     ---------------------
JLF Partners I, L.P.                   303,700                 303,700                    0                     0

JLF Offshore Fund Ltd.                 205,135                 205,135                    0                     0

JLF Partner II, L.P.                    31,165                  31,165                    0                     0

Fleet National Bank                    158,695                  59,970               98,725                   1.1

ING (U.S.) Capital
Corporation                            158,695                  59,970               98,725                   1.1

Norton Herrick                       4,219,109               1,283,989            3,410,120                  29.5

ABC Investment L.L.C                   449,438                 449,438                    0                     0

Harvey Stober                          143,600                   5,000              138,600                   1.5

Kodiak Opportunity
Offshore, Ltd.                          75,835                  33,000               42,835                     0

Kodiak Opportunity L.P.                 21,370                   9,300               12,070                    .1

Kodiak Opportunity
 3(C)7, L.P.                            17,695                   7,700                9,995                    .1

Virtacon Corp.                          10,000                  10,000                    0                     0

President and Fellows
 of Harvard College                    700,000                 700,000                    0                     0

None of the shareholders named in the above table, or the selling shareholders, has a material relationship with Audio Book Club, other than Norton Herrick who is our Chairman of the Board and Co-Chief Executive Officer and Harvey Stober who serves as a member of our Advisory Board. However, Fleet National Bank and ING (U.S.) Capital Corporation are our primary lending banks.

The selling shareholders are not required to exercise or convert any of the warrants, options or convertible securities or sell any shares of common stock offered by selling shareholders.

Norton Herrick's beneficial ownership of shares of common stock does not include the 475,000 shares registered for sale for Mr. Herrick since these shares represent shares issuable upon exercise of warrants that may be issuable to Mr. Herrick under the circumstances described under the caption "Recent Developments
- Financings."

The number of shares registered for sale related to the convertible promissory note held by Norton Herrick and ABC Investment L.L.C. also include an indeterminable number of shares which may be issued by us as payment of interest on the promissory notes.

The number of shares beneficially owned by Harvey Stober includes 50,000 shares held by Greystone Partners L.P., of which Mr. Stober is the Fund Manager and 17% equity owner. Mr. Stober has sole voting and dispositive power over these shares.

The above table assumes, as to each selling shareholder, the exercise of all of the warrants, options and other convertible securities owned by the selling shareholder that relate to the shares being offered hereby whether or not currently exercisable and the sale of all of the shares.

The above table also assumes for calculating each selling shareholder's beneficial ownership and percentage ownership that options, warrants or convertible securities that are held by the selling shareholder but not held by any other selling shareholder or person, and are exercisable within 60 days from the date of this prospectus have been exercised and converted.

                              PLAN OF DISTRIBUTION

     Audio Book Club is registering the shares on behalf of the selling shareholders. As used herein, selling shareholders includes donees, transferees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. We have agreed to bear the expenses in connection with the registration of the shares offered and sold by the selling shareholders. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions, which may include block transactions, on the American Stock Exchange, in the over-the-counter market, in negotiated transactions, or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

     The selling shareholders may effect transactions by selling shares directly to purchasers, through agents designated from time to time, or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker- dealer might be in excess of customary commissions).

     The selling shareholders and any broker-dealers that act in connection with the sale of shares of common stock might be deemed to be underwriters, within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Audio Book Club has agreed to indemnify some of the selling shareholders against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

     Because selling shareholders may be deemed to be underwriters, within the meaning of Section 2(a)(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the American Stock Exchange pursuant to Rule 153 under the Securities Act.

     Selling shareholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of this rule.

                                 INDEMNIFICATION

     Our Articles of Incorporation and By-Laws provide that we shall indemnify our directors and officers to the fullest extent permitted by the Florida Business Corporation Act. The Florida Business Corporation Act provides that none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to Audio Book Club or our shareholders, except for liability for (i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) any unlawful payment of a dividend or unlawful stock repurchase or redemption in violation of the Florida Business Corporation Act, (iii) any transaction from which the director received an improper personal benefit or
(iv) a violation of a criminal law.

     We have entered into indemnification agreements with some of our employees, officers and consultants. Under the terms of the indemnity agreements, we have agreed to indemnify, to the fullest extent permitted under applicable law, against any amounts which the employee, officer or consultant may become legally obligated to pay in connection with any claim arising from or out of the employee, officer or consultant acting, in connection with any services performed by or on behalf of us and related expenses. Provided however, that the employee, officer or consultant shall reimburse us for the amounts if the individual is found, as finally judicially determined by a court of competent jurisdiction, not to have been entitled to indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by the director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

                                  LEGAL MATTERS

     The legality of the shares of common stock offered hereby was passed upon for Audio Book Club by Atlas, Pearlman, Trop & Borkson, P.A., Ft. Lauderdale, Florida.

                                     EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from Audio Book Club, Inc.'s Annual Report on Form 10-KSB as of and for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Audio Book Club, Inc. as of December 31, 1997 and for the year ended December 31, 1997, incorporated by reference in this prospectus have been audited by KPMG LLP, independent certified public accountants. Such financial statements have been incorporated herein in reliance upon the report of KPMG LLP and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Radio Spirits, Inc. as of December 31, 1997 and for the years then ended, incorporated in this prospectus by reference to the Current Report on Form 8-K/A of Audio Book Club, Inc. for the event dated December 14, 1998 have been so incorporated in reliance on the report of BD&A Certified Public Accountants, Ltd., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The audited carve-out financial statements of The Columbia House Audiobook Club as of December 19, 1997 and December 20, 1996 and for the years then ended, incorporated in this prospectus by reference to the Current Report on Form 8-K/A of Audio Book Club, Inc. for the event dated December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The audited financial statements of Audio Books Direct as of June 30, 1998 and June 30, 1997 and for the years then ended, incorporated by reference from Audio Book Club, Inc.'s form 8-K/A dated July 20, 1999 have been audited by KPMG LLP, independent certified public accountants. Such financial statements have been incorporated herein in reliance upon the report of KPMG LLP, also incorporated by reference, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP includes an explanatory paragraph stating that the club has been operated as an integral part of Doubleday Direct, Inc. and has no separate legal existence.

                         WHERE YOU CAN FIND INFORMATION

     Audio Book Club has filed with the SEC, a Registration Statement with respect to the securities offered by this prospectus. This prospectus, filed as part of such Registration Statement, does not contain all of the information set forth in, or annexed as exhibits to, the Registration Statement, portions of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to Audio Book Club and this offering, reference is made to the Registration Statement, including exhibits filed therewith, which may be read and copied at the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. You can obtain copies of these materials at prescribed rates from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our electronic filings made through the SEC's electronic data gathering, analysis and retrieval system are publicly available through the SEC's worldwide web site (http://www.sec.gov).

================================================================================
We have not authorized any dealer, sales person or any other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful.

                                TABLE OF CONTENTS

                                                                            Page

Incorporation of Certain Documents
  by Reference...............................................................  2
The Company..................................................................  4
Risk Factors.................................................................  5
Special Information Regarding
  Forward Looking Information................................................ 12
Use of Proceeds.............................................................. 12
Description of Capital Stock................................................. 12
Shareholders for Which Shares
  are Being Registered for Sale.............................................. 14
Plan of Distribution......................................................... 16
Indemnification.............................................................. 16
Legal Matters................................................................ 17
Experts...................................................................... 17
Where You Can Find Information............................................... 18

================================================================================


================================================================================

                                3,158,367 Shares

                                  Common Stock

                              AUDIO BOOK CLUB, INC.


                                   ----------
                                   PROSPECTUS
                                   ----------

                                 August 25, 1999


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution*.

     The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Registrant:

SEC registration fee..............................................     $6,089.95

Printing expenses.................................................      3,500.00

Legal fees and expenses...........................................     50,000.00

Accounting fees and expenses......................................     50,000.00

Miscellaneous  ...................................................     10,000.00
                                                                     -----------
        Total.....................................................   $119,589.95
                                                                     ===========

----------

*    All amounts are estimated except the first item.

Item 15. Indemnification of Directors and Officers.

     The Florida Business Corporation Act (the "Florida Act") contain provisions entitling the Registrant's directors and officers to indemnification from judgments, settlements, penalties, fines, and reasonable expenses (including attorney's fees) as the result of an action or proceeding in which they may be involved by reason of having been a director or officer of the Registrant. In its Articles of Incorporation, the Registrant has included a provision that limits, to the fullest extent now or hereafter permitted by the Florida Act, the personal liability of its directors to the Registrant or its shareholders for monetary damages arising from a breach of their fiduciary duties as directors. Under the Florida Act as currently in effect, this provision limits a director's liability except where such director breaches a duty. The Company's Articles of Incorporation and By-Laws provide that the Company shall indemnify, and upon request shall advance expenses to, its directors and officers to the fullest extent permitted by the Florida Act. The Florida Act provides that no director or officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders, except for liability for (i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) any unlawful payment of a dividend or unlawful stock repurchase or redemption in violation of the Florida Act, (iii) any transaction from which the director received an improper personal benefit or (iv) a violation of a criminal law. This provision does not prevent the Registrant or its shareholders from seeking equitable remedies, such as injunctive relief or rescission. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

     Our company has entered into indemnification agreements with certain employees, officers and consultants. Pursuant to the terms of the indemnity agreements, our company has agreed to indemnify, to the fullest extent permitted under applicable law, against any amounts which the employee, officer or consultant may become legally obligated to pay in connection with any claim arising from or out of the employee, officer or consultant acting, in connection with any services performed by or on behalf of our company and certain expenses related thereto. Provided however, that the employee, officer or consultant shall reimburse our company for such amounts if the such individual is found, as finally judicially determined by a court of competent jurisdiction, not to have been entitled to such indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1993, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to any charter provision, by-law, contract, arrangement, statute or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits



Exhibit Number

        (a)     Exhibits

Description

        5 Opinion of Atlas, Pearlman, Trop & Borkson, P.A. as to the legality of the securities being registered (1)

        23.1    Consent of Deloitte & Touche LLP (1)

        23.2(a) Consent of KPMG LLP (1)

        23.2(b) Consent of KPMG LLP (1)

        23.3    Consent of BD&A Certified Public Accountants, Ltd. (1)

        23.4    Consent of PricewaterhouseCoopers LLP (1)

        23.5 Consent of Atlas, Pearlman, Trop & Borkson, P.A. included in opinion filed as Exhibit 5 (1)

        24 Power of Attorney, included in the signature page of this Registration Statement

----------

(1)  Filed herewith.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act; and

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 and Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, in the City of Boca Raton, State of Florida, on the 25th day of August 1999.

                                       AUDIO BOOK CLUB, INC.


                                  By:   /s/ Norton Herrick
                                      ------------------------------------------
                                      Norton Herrick, Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement on Form S-3 was signed by the following persons in the capacities and on the dates indicated:

      Signature                      Title                            Date
      ---------                      -----                            ----


 /s/ Norton Herrick         Director, Chairman of the Board      August 25, 1999
-----------------------     and Co-Chief Executive Officer
  Norton Herrick            (Principal Executive Officer)


 /s/         *              Director and Co-Chief Executive      August 25, 1999
-----------------------     Officer
  Michael Herrick


 /s/         *              Director and Executive Vice          August 25, 1999
-----------------------
Howard Herrick              President


 /s/         *              Director and President               August 25, 1999
-----------------------
  Jesse Faber


 /s/         *              Executive Vice President and         August 25, 1999
-----------------------     Chief Financial Officer
  John Levy                 (Principal Financial
                            and Accounting Officer)


-----------------------
  Carl Wolf                 Director                             August 25, 1999


-----------------------
  Roy Abrams                Director                             August 25, 1999


/s/ Norton Herrick          Director                             August 25, 1999
-----------------------
 Norton Herrick,
 attorney-in-fact